STILWELL VALUE PARTNERS, L.P.
111 BROADWAY • 12TH FLOOR
NEW YORK, NY 10006

(212) 269-5800

Mr. R. E. Coffman, Jr.
President and Chief Executive Officer
Poage Bankshares, Inc.
1500 Carter Avenue
P.O. Box 509
Ashland, Kentucky 41105

February 25, 2013

Dear Gene,

I am glad we've met in person.

Since you were not in our introductory meeting with Poage management, I'm writing this letter to ensure that you are crystal clear about our position regarding capital allocation.

Poage is substantially overcapitalized, and share repurchases are a simple, low-risk way to build shareholder value. We are adamant that Poage repurchase at least 10% of its shares this year -- and every year -- while the stock is trading below book value. It is our belief that any community bank in your position that does otherwise has failed to represent the shareholders' best interests.

Notwithstanding the pressures all community banks face in the current environment, we believe acquiring another institution or growing the branch network would be an unequivocally imprudent and absurd use of Poage's capital while you have the opportunity to retire shares below book value and increase the franchise value of each remaining share.

We hope you and the board of directors share our views. If not, we'll be happy to place the issue before the shareholders.

Sincerely,

Megan Parisi